Exhibit 99.1

THIRD QUARTER 2018

EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS RECORD THIRD QUARTER 2018 RESULTS

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Effective November 1, 2017, we adopted IFRS 9 Financial Instruments. Prior period amounts are prepared in accordance with IAS 39 Financial Instruments: Recognition and Measurement. Our Q3 2018 Report to Shareholders and Supplementary Financial Information are available at: rbc.com/investorrelations.

Net Income $3.1 Billion Record earnings	Diluted EPS $2.10 Strong double-digit growth of 14% YoY	ROE 17.3% Balanced capital deployment for premium ROE	CET1 Ratio 11.1% Up 20 bps QoQ

TORONTO, August 22, 2018 – Royal Bank of Canada (RY on TSX and NYSE) today reported record net income of $3,109 million for the third quarter ended July 31, 2018, up $313 million or 11% from the prior year with double-digit diluted EPS(1) growth of 14%. Strong earnings in Personal & Commercial Banking and Wealth Management reflected benefits from North American interest rates and client volume growth. Strong Capital Markets earnings were driven by solid results across all geographies. These factors were partially offset by lower results in Investor & Treasury Services and Insurance. This quarter’s strong performance also reflects relatively stable credit quality with provision for credit losses (PCL) on impaired loans ratio of 17 basis points (bps) and PCL ratio on loans of 23 bps.

Compared to last quarter, net income was up $49 million or 2%, mainly reflecting higher earnings in Personal & Commercial Banking, Wealth Management and Capital Markets. These factors were partially offset by lower earnings in Investor & Treasury Services and Insurance.

Our capital position was strong with a Common Equity Tier 1 (CET1) ratio of 11.1%. In addition, today we announced an increase to our quarterly dividend of $0.04 or 4% to $0.98 per share.

“We delivered record earnings of $3.1 billion this quarter with strong results in our largest businesses. In addition, I am pleased to announce a 4% increase to our quarterly dividend”, said Dave McKay, RBC President and Chief Executive Officer. “Our results demonstrate our continued focus on deepening existing client relationships by providing more value, and our commitment to delivering on the objectives we introduced at our Investor Day. We maintained our focus on risk management and expense control; at the same time, we continue to invest in long-term sustainable growth, including in the United States.”

– Dave McKay, RBC President and Chief Executive Officer

Q3 2018 Compared to Q3 2017	• Net income of $3,109 million • Diluted EPS of $2.10 • ROE(2) of 17.3% • CET1 ratio of 11.1%	h 11% h 14% h 100 bps h 20 bps

Q3 2018 Compared to Q2 2018	• Net income of $3,109 million • Diluted EPS of $2.10 • ROE of 17.3% • CET1 ratio of 11.1%	h 2% h 2% i 80 bps h 20 bps

YTD 2018 Compared to YTD 2017	• Net income of $9,181 million • Diluted EPS of $6.16 • ROE of 17.6%	h 6% h 9% h 40 bps	Excluding specified item(3): • Net income of $9,181 million • Diluted EPS of $6.16 • ROE of 17.6%	h 9% h 11% h 80 bps

(1)	Earnings per share (EPS).
(2)

Return on Equity (ROE). This measure does not have a standardized meaning under GAAP. For further information, refer to the Key performance and non-GAAP measures section of our Q3 2018 Report to Shareholders.

(3)

Results and measures excluding our share of a gain in Q1 2017 related to the sale of the U.S. operations of Moneris Solutions Corporation (Moneris) to Vantiv, Inc., which was $212 million (before- and after-tax) are non-GAAP measures. For further information, including a reconciliation, refer to the non-GAAP section on page 3 of this Earnings Release.

Q3 2018 Business Segment Performance

Personal & Commercial Banking

Net income of $1,510 million increased $111 million or 8% from last year, mainly reflecting improved deposit spreads resulting from higher Canadian interest rates, and average volume growth of 5%, primarily driven by solid growth in our leading Canadian residential mortgages, commercial lending and deposit products. Non-interest income growth benefited from market performance and strong credit card purchase volume growth. These factors were partially offset by higher PCL. We generated strong operating leverage of 5% in Canadian Banking, notwithstanding higher staff-related costs and technology investments.

Compared to last quarter, net income increased $51 million or 3%, reflecting three more days in the quarter and volume growth. These factors were partially offset by higher PCL on performing loans and marketing costs, and higher staff-related costs in Canadian Banking.

Wealth Management

Net income of $578 million increased $92 million or 19% from a year ago, largely reflecting higher average fee-based assets in both Canada and the U.S., primarily driven by positive equity market performance and client activity. Higher net income in the U.S. was also driven by strong net interest income resulting from strong volume growth and higher interest rates, and a lower effective tax rate reflecting benefits from the U.S. Tax Reform. These factors were partially offset by higher variable compensation on improved results, increased costs related to business growth and technology initiatives, and higher regulatory costs.

Compared to last quarter, net income increased $41 million or 8%, primarily due to higher average fee-based assets reflecting capital appreciation and net sales, and an increase in net interest income reflecting volume growth and higher interest rates. These factors were partially offset by higher PCL, as the prior quarter included a release of provisions, and an increase in variable compensation on improved results this quarter.

Insurance

Net income of $158 million decreased $3 million or 2% from a year ago, reflecting increased costs supporting sales growth and client service activities, offset by improved claims experience.

Compared to last quarter, net income decreased $14 million or 8%, largely reflecting lower favourable investment-related experience. This was partially offset by business growth in Canadian Insurance, a life retrocession contract recapture, and improved International claims experience.

Investor & Treasury Services

Net income of $155 million decreased $23 million or 13%, primarily due to lower funding and liquidity revenue, higher costs in support of business growth and increased technology investments, including robotic process automation. These factors were partially offset by improved client deposit margins.

Compared to last quarter, net income decreased $57 million or 27%, primarily due to lower funding and liquidity revenue and decreased revenue from our asset services business driven by lower client activity and market volatility.

Capital Markets

Net income of $698 million increased $87 million or 14%, primarily due to higher revenue in Corporate and Investment Banking and Global Markets. Earnings also benefited from a lower effective tax rate reflecting changes in earnings mix and benefits from the U.S. Tax Reform, and lower PCL largely on impaired loans. These factors were partially offset by litigation recoveries in the prior year.

Compared to last quarter, net income increased $33 million or 5%, primarily due to higher equity and debt origination and increased loan syndication across all regions. Higher equity trading revenue, mainly in the U.S., also contributed to the increase. These factors were partially offset by higher compensation on improved results and in support of business growth, lower gains from the disposition of certain securities and gains in our legacy U.S. portfolios in the prior quarter.

Corporate Support

Net income was $10 million in the current quarter, largely due to asset/liability management activities. Net income was $15 million in the prior quarter, mainly due to asset/liability management activities. Net loss was $39 million in the prior year, largely reflecting severance costs.

Other Highlights

Capital – As at July 31, 2018, Basel III CET1 ratio was 11.1%, up 20 bps from last quarter, mainly reflecting internal capital generation, partially offset by higher risk-weighted assets due to continued business growth, largely in Capital Markets and Canadian Banking.

Credit Quality – Total PCL on loans of $338 million increased $60 million, or 22% from the prior quarter mainly due to higher provisions in Personal & Commercial Banking and Wealth Management. Total PCL ratio on loans of 23 bps was up 3 bps from last quarter.

PCL on performing loans of $90 million, compared to ($20) million in the prior quarter, was related to Capital Markets, Personal & Commercial Banking, and Wealth Management. Though our base economic outlook remained unchanged, we have reflected cautionary elements in our provisions as external risks to the macroeconomic outlook have risen. Volume growth also contributed to the increase.

Stable underlying credit, with PCL on impaired loans of $248 million down $50 million from the prior quarter, was primarily due to lower provisions in Capital Markets and Personal & Commercial Banking.

Digitally Enabled Relationship Bank

90-day Active Mobile users increased 18% from a year ago to 3.7 million, resulting in a 22% increase in mobile sessions. Digital adoption increased to 49%.

During the quarter, J.D. Power recognized the RBC mobile app as the superior mobile banking experience in Canada, in addition to the award for ‘Highest in Customer Satisfaction Among the Big Five Retail Banks’.

We also introduced RBC Ventures this quarter, going beyond banking to solve real-world problems and transform the way you live. To date, we have successfully launched nine ventures with a further ten under development.

Non-GAAP Measures

Results and measures excluding the specified item outlined below are non-GAAP measures:

•

For the nine months ended July 31, 2017, our share of a gain related to the sale by our payment processing joint venture Moneris of its U.S. operations to Vantiv, Inc., which was $212 million (before- and after-tax) and recorded in Personal & Commercial Banking.

Given the nature and purpose of our management reporting framework, we use and report certain non-GAAP financial measures, which are not defined, do not have a standardized meaning under GAAP, and may not be comparable with similar information disclosed by other financial institutions. We believe that excluding these specified items from our results is more reflective of our ongoing operating results, will provide readers with a better understanding of management’s perspective on our performance, and will enhance the comparability of our comparative periods. For further information, refer to the Key performance and non-GAAP measures section of our Q3 2018 Report to Shareholders.

Net Income, excluding specified item

	For the nine months ended July 31, 2017
(Millions of Canadian dollars, except per share and percentage amounts)	Reported	Gain related to the sale by Moneris(1)	Adjusted
Net income	$8,632	$(212)	$8,420
Basic earnings per share	$5.69	$(0.14)	$5.55
Diluted earnings per share	$5.67	$(0.14)	$5.53
ROE	17.2%		16.8%

Personal & Commercial Banking net income, excluding specified item

	For the nine months ended July 31, 2017
(Millions of Canadian dollars)	Reported	Gain related to the sale by Moneris(1)	Adjusted
Net income	$4,351	$(212)	$4,139
(1)	Includes foreign currency translation.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Earnings Release, in filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), in reports to shareholders and in other communications. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, and include our President and Chief Executive Officer’s statements. The forward-looking information contained in this Earnings Release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance, strategic, reputation, legal and regulatory environment, competitive and systemic risks and other risks discussed in the risks sections of our 2017 Annual Report and the Risk management section of our Q3 2018 Report to Shareholders; including global uncertainty and volatility, elevated Canadian housing prices and household indebtedness, information technology and cyber risk, including the risk of cyber-attacks or other information security events at or impacting our service providers or other third parties with whom we interact, regulatory change, technological innovation and non-traditional competitors, global environmental policy and climate change, changes in consumer behaviour, the end of quantitative easing, the business and economic conditions in the geographic regions in which we operate, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency and environmental and social risk.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking-statements contained in this Earnings Release are set out in the Overview and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2017 Annual Report, as updated by the Overview and outlook section of our Q3 2018 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections of our 2017 Annual Report and the Risk management section of our Q3 2018 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this Earnings Release. All references in this Earnings Release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly Earnings Release, quarterly results slides, supplementary financial information and our Q3 2018 Report to Shareholders at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for August 22, 2018 at 8:00 a.m. (EDT) and will feature a presentation about our third quarter results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (416-340-2217, 866-696-5910, passcode 7358262#). Please call between 7:50 a.m. and 7:55 a.m. (EDT).

Management’s comments on results will be posted on RBC’s website shortly following the call. A recording will be available by 5:00 p.m. (EDT) from August 22, 2018 until November 27, 2018 at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (905-694-9451 or 800-408-3053, passcode 9872155#).

Media Relations Contacts

Gillian McArdle, Senior Director, Communications, Group Risk Management and Finance, gillian.mcardle@rbc.com, 416-842-4231

Maria McGee, Senior Manager, Financial Communications, maria.mcgee@rbc.com, 416-974-2789

Investor Relations Contacts

Dave Mun, SVP & Head, Investor Relations, dave.mun@rbc.com, 416-974-4924

Asim Imran, Senior Director, Investor Relations, asim.imran@rbc.com, 416-955-7804

Jennifer Nugent, Senior Director, Investor Relations, jennifer.nugent@rbc.com, 416-955-7805

ABOUT RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 84,000+ employees who bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank, and one of the largest in the world based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our 16 million clients in Canada, the U.S. and 34 other countries. Learn more at rbc.com.

We are proud to support a broad range of community initiatives through donations, community investments and employee volunteer activities. See how at rbc.com/community-sustainability.

Trademarks used in this earnings release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this earnings release, which are not the property of Royal Bank of Canada, are owned by their respective holders.